Filed pursuant to Rule 433

June 20, 2016

Relating to

Preliminary Prospectus Supplement dated June 20, 2016 to

Prospectus dated September 30, 2013

Registration Statement No. 333-191462-02

Duke Energy Ohio, Inc.
$250,000,000 First Mortgage Bonds,

3.70% Series, Due June 15, 2046

Pricing Term Sheet

Issuer:	Duke Energy Ohio, Inc.

Settlement Date:	June 23, 2016 (T+3)

Security Description:	First Mortgage Bonds, 3.70% Series, Due June 15, 2046 (the “Mortgage Bonds”)

Ratings (Moody’s/ S&P/Fitch)*:	A2 (stable outlook)/A (negative outlook)/A (stable outlook)

Principal Amount:	$250,000,000

Interest Payment Dates:	June 15 and December 15 of each year, beginning on December 15, 2016

Maturity Date:	June 15, 2046

Benchmark Treasury:	2.500% due February 15, 2046

Benchmark Treasury Yield:	2.489%

Spread to Benchmark Treasury:	+ 125 basis points

Yield to Maturity:	3.739%

Coupon:	3.70%

Price to Public:	99.301% per Mortgage Bond, plus accrued interest, if any, from June 23, 2016

Redemption Provisions:

At any time before December 15, 2045 (which is the date that is six months prior to maturity of the Mortgage Bonds (the “Par Call Date”)), the Mortgage Bonds will be redeemable in whole or in part, at the issuer’s option at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of the Mortgage Bonds being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Mortgage Bonds being redeemed that would be due if the Mortgage Bonds matured on the Par Call Date (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 20 basis points, plus, in each case, accrued and unpaid interest on the principal amount of the Mortgage Bonds being redeemed to, but excluding, the date of redemption.

At any time on or after the Par Call Date, the Mortgage Bonds will be redeemable in whole or in part, at the issuer’s option at any time, at a redemption price equal to 100% of the principal amount of the Mortgage Bonds being redeemed plus accrued and unpaid interest on the principal amount of the Mortgage Bonds being redeemed to, but excluding, the date of redemption.

CUSIP / ISIN:	26442E AE0 / US26442EAE05

Joint Book-Running Managers:	Citigroup Global Markets Inc. Lebenthal & Co., LLC Loop Capital Markets LLC Mischler Financial Group, Inc. Samuel A. Ramirez & Company, Inc. The Williams Capital Group, L.P.

*Security ratings are not recommendations to buy, sell or hold securities.  The ratings are subject to change or withdrawal at any time by the respective credit rating agencies.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146, Lebenthal & Co., LLC toll-free at (877) 425-6006, Loop Capital Markets LLC toll-free at (888) 294-8898, Mischler Financial Group, Inc. toll-free at (800) 820-0640, Samuel A. Ramirez & Company, Inc. toll-free at (800) 888-4086 or The Williams Capital Group, L.P. toll-free at (800) 924-1311.